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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                   FORM 12B-25


                           NOTIFICATION OF LATE FILING

                        Commission File Number 333-61714

(Check One) |_| Form 10-K and Form 10-KSB |_| Form 11-K |_| Form 20-F |X| Form 10-Q and Form 10-QSB |_| Form N-SAR


For Period Ended: March 31, 2003
                  --------------

|_| Transition Report on Form 10-K and Form 10-KSB
|_| Transition Report on Form 20-F
|_| Transition Report on Form 11-K

|_| Transition Report on Form 10-Q and Form 10-QSB
|_| Transition Report on Form N-SAR
For the Transition Period Ended: ________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:


                         PART I--REGISTRANT INFORMATION

Assure Energy, Inc.                                    Full Name of Registrant
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                                                       Former Name if Applicable
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2750 -140 4th Avenue S.W.                              Address of Principal
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Executive Office (Street and Number)

Calgary, Alberta T2P 3G2                               City, State and Zip Code
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                         PART II--RULE 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

|X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X| (b) The subject annual report, semi-annual report, transition report on Forms 10-K, 10- KSB, 20-F, 11-K, or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10- QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

| | (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                               PART III--NARRATIVE

State below in reasonable detail the reason why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10- QSB, N-SAR, or the transition report portion thereof could not be filed within the prescribed time period.

The filing of our Form 10-QSB could not be filed within the prescribed time period due to unexpected delays in completing our financial statements and providing them to our independent accountants for review.


                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.


Adam S. Gottbetter, Esq.        (212)                         983-6900
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         Name                (Area Code)                  (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s) |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |X| Yes |__| No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reason why a reasonable estimate of the results cannot be made. See attached Schedule A.


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                               ASSURE ENERGY, INC.
                               -------------------

                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.




Date: May 15, 2003                               By: /s/Harvey Lalach
                                                     Harvey Lalach, President


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                                   SCHEDULE A
                                   ----------

There was a significant change in the results of operations for the quarter ended March 31, 2003 as compared to the quarter ended March 31, 2002 due to our acquisitions of Assure Oil & Gas Corp. and Westerra 2000 Inc. during April 2002 and May 2002, respectively. We had approximately $1,000,000 in total revenue for the quarter ended March 31, 2003 as compared to no revenue for the quarter ended March 31, 2002. Total expenses for the quarter ended March 31, 2003 were approximately $1,300,000 as compared to approximately $105,000 for the quarter ended March 31, 2002. We had a net loss for the quarter ended March 31, 2003 of approximately $380,000 as compared to a net loss of approximately $105,000 for the quarter ended March 31, 2002.


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